UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
         Washington, D.C.  20549

         SCHEDULE 13D
         Under the Securities Exchange Act of 1934
                           (Amendment No. 6 )

                             Artisoft Inc.
_____________________________________________________________________________
           (Name of Issuer)

        Common Stock, $ .01 Par Value
              _________________________________________________
        (Title of Class of Securities)

009370107
              _________________________________________________
                            (CUSIP Number)

         with a copy to:
        Austin W. Marxe				Allen B. Levithan, Esq.
        153 East 53rd Street			Lowenstein Sandler PC
        New York, New York  10022		65 Livingston Avenue
        Roseland, New Jersey  07068
        (973) 597-2424
               ________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2005
__________________________________________________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No.   003970107
1.	Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):
Austin W. Marxe and David M. Greenhouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	[    ]	 	Not Applicable
(b)	[    ]

3.	SEC Use Only

4.	Source of Funds (See Instructions):  00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization:	    United States

Number of			7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:             12,184,034*
Owned by
Each Reporting		9.	Sole Dispositive Power:	*
Person With			10.	Shared Dispositive Power:      12,184,034*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
12,184,034*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):		               Not Applicable

13.	Percent of Class Represented by Amount in Row (11):    26.3% *

14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 2,011,310 shares of Common Stock and 433,206 warrants to purchase 116,539 shares of Common stock owned by Special Situations Cayman Fund, L.P., 6,337,043 shares of Common Stock and 1,303,003 Warrants to purchase 353,002 shares of common stock owned by Special Situations Fund III, L.P., 1,963,649 shares of Common Stock and 431,930 Warrants to purchase 115,263 shares of common stock owned by Special Situations Private Equity Fund, L.P., 188,765 shares of Common Stock and 37,206 Warrants to purchase 9,931 shares of common stock owned by Special Situations Technology Fund, L.P., 1,038,138 shares of common stock and 189,785 warrants to purchase 50,393 shares of common stock owned by Special Situation Technology Fund II, L.P.. See Items 2 and 5 of this Schedule 13D for additional information.


Item 1.	Security and Issuer.
This schedule relates to the common stock, preferred stock and warrants of Artisoft, Inc. (the ?Issuer?). The Issuer?s principal executive officers are located at 5 Cambridge Center, Cambridge, MA 02142

Item 2.	Identity and Background.
The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P. (?SSF3?). Marxe and Greenhouse are also members of MG Advisers L.L.C. (?MG?), the general partner of and investment adviser to Special Situations Private Equity Fund, L.P. (?SSPE?), and members of SST Advisers, L.L.C. (?SSTA?), the general partner of and investment adviser to Special Situations Technology Fund, L.P. (?Technology?) and Special Situations
Technology Fund II, L.P. (?Tech2?).   (SSF3, Cayman, SSPE, Technology and
Tech2 will hereafter be referred to as, the ?Funds?).

The principal office and business address of the Reporting Persons, is 153 East 53rd Street, 55th Floor, New York NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.


Item 5.	Interest in Securities of the Issuer.

Cayman owns 2,011,310 shares of Common Stock and 433,206 warrants to purchase 116,539 shares of common stock, or 4.6% of the shares outstanding, SSF3 owns 6,337,043 shares of Common Stock and 1,303,003 Warrants to purchase 353,002 shares of common stock, or 14.5% of the shares outstanding, SSPE owns 1,963,649 shares of Common Stock and 431,930 Warrants to purchase 115,263 shares of common stock, or 4.5% of the outstanding shares. Technology owns 188,765 shares of Common Stock and 37,206 Warrants to purchase 9,931 shares of common stock, or .4% of the shares outstanding and Tech2 owns 1,038,138 shares of common stock and 189,785 warrants to purchase 50,393 common shares or 2.4% of the shares outstanding. Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 11,538,905 shares of Common Stock and 2,395,130 Warrants to purchase 645,129 common shares, or 26.3% of the outstanding shares.

	The following table reflects the acquisition of Common Stock pursuant to the September 2005 Private Offering, and Warrants received in satisfaction of outstanding liquidated damages arising out of the Stock Purchase Agreement dated September 28, 2004.

A.  Special Situations Cayman Fund, L.P.

Date
Quantity
Average Price

(Purchases)

September 2005 - common
527,000
     $1.1386
September 2005 -
warrants
 38,254



Date
Quantity
Average Price

(Sales)

B.  Special Situations Private Equity Fund, L.P.

Date
Quantity
Average Price

(Purchases)

September 2005 -
common
527,000
     $1.1386
September 2005 ?
warrants
 36,978



Date

Quantity

Average Price

(Sales)


C.  Special Situations Fund III, L.P.

Date
Quantity
Average Price

(Purchases)

September 2005 -
common
1,756,500
     $1.1386
September 2005 ?
warrants
118,161


Date

Quantity

Average Price

(Sales)

D.  Special Situations Technology Fund, L.P.

Date
Quantity
Average Price

(Purchases)

September 2005 -
common
65,900
     $1.1386
September 2005 ?
warrants
  3,188


Date

Quantity

Average Price

(Sales)

E.  Special Situations Technology Fund II, L.P.

Date
Quantity
Average Price

(Purchases)

September 2005 ?
common
417,200
     $1.1386
September 2005 ?
warrants
  15,939


Date

Quantity

Average Price

(Sales)




Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and Greenhouse and any other individual or entity.

Item 7.	Material to be Filed as Exhibits.

Joint Filing Agreement.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 7, 2004



/s/_Austin W. Marxe
    Austin W. Marxe



        /s/_David M. Greenhouse
        David M. Greenhouse






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13D to which this agreement is attached is filed on behalf of each of them.



/s/_Austin W. Marxe
Austin W. Marxe



/s/_David M. Greenhouse
David M. Greenhouse










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